COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

290 Congress Street

Boston, MA 02210

August 26, 2024

VIA EDGAR

Ms. Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Seligman Premium Technology Growth Fund Inc.	Registration Statement on Form N-2 File Nos. 333-280485 and 811-22328

Dear Ms. Choo:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission on July 29, 2024 for the filing filed by and on behalf of Columbia Seligman Premium Technology Growth Fund, Inc. (the Registrant or the Fund). Comments and responses are outlined below.

Comment 1:

We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly. Please note that, unless otherwise indicated, references to Items, Instructions and Guides are Items, Instructions and Guides to Form N-2.

Response:	Understood.

Comment 2:	Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response:	Conforming changes have been addressed as requested.

Comment 3:	Please advise us if you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response:	We do not intend at this time to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Comment 4:

Please supplementally confirm that all eXtensible Business Reporting Language elements will be tagged in compliance with the requirements of Form N-2 per General Instruction 1.I and Rule 405 of Regulation S-T.

Response:	Confirmed.

Comment 5:	Please uncheck the box next to Section 8(c) on the facing sheet as the Registration Statement will become effective pursuant to Section 8(a).

Response:	The requested revision has been made.

PROSPECTUS COMMENTS:

Comment 6:

On the prospectus cover, please revise disclosure regarding the description of “equity securities,” which is used to describe the Fund’s investment in “technology and technology-related” securities, while “common stocks” is used to describe investments in options.

Response:	The disclosure has been revised.

Comment 7:

On the prospectus cover, please revise or clarify references to Prospectus Supplements since the registration is not related to a shelf offering and otherwise consider noting that any prospectus supplements are those that the registrant may file in the future from time to time.

Response:	The disclosure has been revised accordingly.

Comment 8:	In the second paragraph on the cover of the prospectus, please delete the phrase about previously registered securities.

Response:	This disclosure has been deleted throughout the prospectus.

Comment 9:

In the fourth paragraph on the cover of the prospectus, please briefly explain how the share price at which the shares will be sold to the public will be determined (for example, by reference to net asset value). See Instruction 1 to Item 1.1(g).

Response:	The disclosure has been revised accordingly.

Comment 10:

In the fifth paragraph on the prospectus cover, please revise the sentence regarding inactive textual references to carve out information that is explicitly incorporated by reference into the prospectus or Statement of Additional Information, or supplementally explain why it would not be appropriate to do so.

Response:	The disclosure has been removed.

Comment 11:	In the section Fees and Expenses of the Fund, please consider deleting the acquired fund fees and expenses line from the table and any accompanying notes.

Response:	The disclosure has been removed.

Comment 12:

In the section Fees and Expenses of the Fund, please consider streamlining the note disclosure (for example, by deleting note (a) and note (b) after the first sentence and moving that disclosure outside the summary section).

Response:

The disclosure within note (a) and note (b) to the section Fees and Expenses of the Fund has been revised. Much of the substance of note (a) appears in the “Capitalization” section and thus we have eliminated certain of the disclosure from note (a), and we removed disclosure from note (b) and added it to the “More Information About the Fund – The Investment Manager” section.

Comment 13:	Please disclose in an appropriate location in the prospectus how derivatives are valued for purposes of calculating the Managed Assets on which the Fund pays fees to the advisor.

Response:	The requested disclosure has been added to the More Information About the Fund – The Investment Manager section.

Comment 14:	In the Expense Examples table, please confirm that the amounts accurately reflect the Fund’s sales load. See Instruction 11 to Item 3.1.

Response:	The disclosure has been revised accordingly.

Comment 15:	In the summary section, please remove or revise disclosure which notes that such disclosure is being “qualified in its entirety” by other disclosure in the prospectus.

Response:	The disclosure has been revised accordingly.

Comment 16:

Under The Fund’s Investment Strategy, please disclose the specific types of equity securities in which the Fund invests. In this regard, the Fund’s latest N-PORT reflects 97.6% investment in common stocks.

Response:	The disclosure has been revised accordingly.

Comment 17:

Under The Fund’s Investment Strategy with respect to “technology and technology-related companies,” please disclose the managers’ criteria for determining whether a company falls under the definition of a “technology company” and the meaning of “technology-related company” to clarify such company’s relationship to technology companies.

Response:

The Fund has revised the disclosure within The Fund’s Investment Strategy in the Summary section and the More Information About the Fund – Investment Objective and Polices section to add the requested disclosure.

Comment 18:

Under The Fund’s Investment Strategy, please consider disclosing the sectors or industries in which the Fund’s investments are concentrated. In this regard, we note that the latest N-PORT filing reflects 66.7% of the Fund’s investments are in information technology stocks and within that category 33.6% are in semiconductors and semiconductor equipment.

Response:

The Fund’s Investment Strategy has been revised to include the Fund’s policy to concentrate its investments in technology and technology-related stocks, which means that the Fund invests at least 25% of the value of its Managed Assets in technology and technology-related stocks, and that the Fund tends to focus its investments on companies in the information technology sector and semiconductors and semiconductor equipment industry.

Comment 19:	In an appropriate section of the prospectus, please provide a brief description of the S&P North American Technology Sector Index®.

Response:	The requested disclosure has been added to the More Information About the Fund – Investment Objective and Policies section.

Comment 20:

Under The Fund’s Investment Strategy, please revise the description of the Nasdaq 100 Index to conform to the description on Nasdaq’s site. Also, please disclose the name of the specific ETF that the Fund may use as a reference, or if there is no specific ETF, change “its” to “an.”

Response:	The disclosure has been revised accordingly.

Comment 21:

Under The Fund’s Investment Manager, please expand the description of the managers’ functions to include day-to-day operations of the Fund, including determining which securities the Fund will buy and sell and executing portfolio transactions.

Response:	The disclosure has been revised accordingly.

Comment 22:

In the Prospectus Summary, please consider adding cross-references in The Fund’s Investment Manager, The Fund Offering, Distributions, Dividend Reinvestment Plan, and Stock Repurchase Program, to additional disclosure elsewhere in the prospectus.

Response:	The disclosure has been revised accordingly.

Comment 23:	Please consider describing other principal service providers in the Summary of the Fund section.

Response:

A description of the distributor of the Fund’s shares of common stock offered under the Fund’s prospectus with respect to an at-the-market offering of such shares has been added to the Summary of the Fund section.

Comment 24:

The discussion of the Fund’s distribution policy only appears under the Summary of the Fund – Prospectus Summary – Distributions. Since the disclosure in the summary is intended to provide a summary of the more complete discussion, please add additional disclosure and a cross-reference later in the prospectus.

Response:	The Summary of the Fund – Prospectus Summary – Distributions section and Distributions and Taxes section have been revised to address the Staff’s comment.

Comment 25:

The discussion of the Fund’s distribution policy only appears under the Summary of the Fund – Prospectus Summary – Distributions. Since the disclosure in the summary is intended to provide a summary of the more complete discussion, please add additional disclosure and a cross-reference later in the prospectus. Also, the term “equity-related securities” is used in this section but does not appear elsewhere in the prospectus. If equity-related securities are principal investments of the Fund, please add a discussion to The Fund’s Investment Strategy section.

Response:

As noted in the response to comment 24 above, the Summary of the Fund – Prospectus Summary – Distributions section and Distributions and Taxes section have been revised to address the Staff’s comments 24 and 25.

Comment 26:

Disclosure concerning return of capital appears in the Summary of the Fund – Prospectus Summary – Distributions. Please add in an appropriate location in the prospectus that any capital return to stockholders through distributions will be distributed after the payment of Fund fees and expenses.

Response:	The requested disclosure has been added.

Comment 27:

In reference to the last sentence of the second paragraph appearing under Summary of the Fund – Prospectus Summary – Distributions, please consider adding a cross-reference to the excise tax discussion later in the prospectus.

Response:

The second and follow-on paragraphs under Summary of the Fund – Prospectus Summary – Distributions have been relocated to later in the Prospectus within the Distributions and Taxes section and, as such, a cross-reference to the Tax section is unnecessary.

Comment 28:

Per plain English requirements, please revise the disclosure appearing under Summary of the Fund – Prospectus Summary – Stock Repurchase Program to simply and clearly state when the Fund may repurchase Common Shares. In particular, explain whether “attributable to distributions” includes premiums received from writing options contracts. Alternatively, please add an example.

Response:	The disclosure has been revised accordingly. Please note that “attributable to distributions” does not include premiums received from writing options contracts.

Comment 29:	A summary section, if provided, should provide a summary of material information. Please summarize the material risks under Summary of the Fund – Prospectus Summary – Risks and not a

cross-reference to the More Information About the Fund – Principal Risks section. Please note that the risks should summarize and not simply repeat the main risks. See Instructions to Item 3.2.

Response:	The disclosure under Summary of the Fund – Prospectus Summary has been revised accordingly.

Comment 30:

Per General Instruction 2 of Item 4, please disclose under Financial Highlights and Investment Performance, that the auditor’s report is contained elsewhere in the registration statement and specify its location.

Response:	The disclosure has been revised accordingly.

Comment 31:	Under the section Use of Proceeds, please consider whether the second paragraph that starts with “Sales of Common Shares” is appropriate under this section.

Response:	The second paragraph under the section Use of Proceeds has been deleted, but certain sentences thereof have been added to the Plan of Distribution of Common Shares section.

Comment 32:	Under the section Plan of Distribution of Common Shares per Item 5.6, please disclose the date by which investors must pay for common shares.

Response:	The requested disclosure has been added.

Comment 33:

Please confirm if the last sentence of the fifth paragraph under More Information About the Fund – Investment Objective and Policies is a principal investment strategy. If so, add corresponding disclosure to the Summary section. If not, please clearly state that this is not a principal investment strategy.

Response:

The last sentence of the fifth paragraph under More Information About the Fund – Investment Objective and Policies is a principal investment strategy of the Fund and disclosure has been added to the Summary section.

Comment 34:

Please consider whether the disclosure of the Fund investing up to 20% in debt securities and 25% in foreign securities constitutes a principal investment strategy that should be disclosed in the Prospectus Summary – The Fund’s Investment Strategy.

Response:

The Fund’s policy of investing up to 20% in debt securities and 25% in foreign securities are not principal investment strategies of the Fund, and therefore need not be disclosed in the Prospectus Summary – The Fund’s Investment Strategy.

Comment 35:

There are numerous risk factors that discuss risks of investments that are not disclosed in the investment strategy discussion in the summary section, including convertible securities risk, foreign securities risk, small- and mid-cap stock risk, and Rule 144A and other exempted securities risk. If these are material risks of the Fund, please revise The Fund’s Investment Strategy in the Prospectus Summary section to cover these investments. If not, please revise the investment strategy and the Principal Risks discussion in the More Information About the Fund section to indicate clearly that these are not principal investments or principal risks of the Fund.

Response:

The Fund has removed from its investment strategy discussion mentions of investing in convertible securities and Rule 144A and other exempted securities, and has correspondingly removed references from the Prospectus to the risks of same. The Fund has added investing in small-, mid- and large-cap stocks and investing in foreign stocks to The Fund’s Investment Strategy in the Prospectus Summary section.

Comment 36:	Please consider consolidating the section More Information About the Fund – Transactions in Derivatives with Derivatives Risks under More Information About the Fund – Principal Risks.

Response:

The disclosure in the More Information About the Fund – Transactions in Derivatives section is included to provide investors with additional information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not individually expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 37:	The fourth sentence of the second paragraph under the section Transactions in Derivatives, please add a cross reference to the relevant tax discussion.

Response:	The requested disclosure has been added.

Comment 38:

Regarding the third sentence in the second paragraph under Management of the Fund – Primary Service Providers, the Fund’s directors are subject state laws and federal fiduciary duties. Please remove this sentence.

Response:

We believe this disclosure is important to inform investors that shareholders are not intended beneficiaries of the Fund’s contractual arrangements and that such arrangements are not intended to create any shareholder right to enforce or seek remedy from such arrangements. It is further noted that the last sentence of the second paragraph clarifies that any rights conferred explicitly by federal or state securities laws may not be waived.

Comment 39:	Under the section Management of the Fund - Transfer Agent and Registrar, if accurate, please disclose if the Fund’s transfer agent also serves as the dividend-paying agent for the Fund.

Response:	The Fund’s transfer agent is also the Fund’s dividend-paying agent. We have revised the disclosure accordingly.

Comment 40:	Under the section Management of the Fund – Control Persons per the instruction to Item 9.3, please revise the sentence to state “directly or indirectly” beneficially owned.

Response:	The disclosure has been revised accordingly.

Comment 41:

In the second paragraph under the Anti-Takeover and Other Provisions of the Maryland General Corporation Law and the Fund’s Charter and Bylaws section, please add disclosure responsive to the second paragraph of Guide 3 of Form N-2. Please supplementally disclose whether the Fund has opted into Maryland Control Share Acquisitions Act.

Response:	The disclosure has otherwise been revised accordingly. The Fund has not opted into the Maryland Control Share Acquisitions Act.

Comment 42:

Please summarize the provision on Derivatives claims in Article XIII Section 2.b. With respect to the last sentence of the provision (i.e., that the Directors’ decision is binding on stockholders), please disclose that such decision does not apply to claims arising under the federal securities laws.

Response:	The Fund has added the requested disclosure to the Fund’s Statement of Additional Information under the section titled “OTHER INFORMATION – Certain Provisions of the Fund’s Charter and Bylaws.”

Comment 43:

Please also disclose the limitation on bringing direct claims as provided in Article XIII Section 2.a. (i.e., no stockholder shall have the right assert a direct claim against the Corporation, the Directors or officers, if it is a derivative claim) and disclose that such provision does not apply to claims arising under the federal securities laws.

Response:	The Fund has added the requested disclosure as noted in response to Comment 42 above.

Comment 44:

Please disclose the forum selection provision in Article XIII Section 1 of By-laws, and the corresponding risks of such provision (e.g., that shareholders may have to bring suit in an inconvenient and unfavorable forum).

Response:	The Fund has added the requested disclosure to the Fund’s Statement of Additional Information under the section titled “OTHER INFORMATION – Certain Provisions of the Fund’s Charter and Bylaws.”

Comment 45:

Please remove the last sentence under the section Anti-Takeover and Other Provisions of the Maryland General Corporation Law and the Fund’s Charter and Bylaws “The foregoing is intended only as a summary and is qualified in its entirety by reference . . .”

Response:	The disclosure has been revised to remove references to being qualified in any way.

Comment 46:	Under the section Voting Rights, please consider adding, if accurate, that fractional shares have fractional voting rights.

Response:	The disclosure has been revised to note that fractional shares are entitled to fractional voting rights.

Comment 47:

Under the section Dividend Investment Plan and Stock Repurchase Program – Dividend Investment Plan 1, per Item 10.1.e.(5), please add disclosure on the income tax consequences of participation in the plan.

Response:	The disclosure has been revised accordingly.

Comment 48:

If applicable, please also add the disclosure referenced in Item 10.1.e.(7) (that an investor holding shares that participate in the dividend reinvestment plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the dividend reinvestment plan).

Response:	The requested disclosure has been added.

Comment 49:	Please disclose how partial Shares are treated under the Plan.

Response:	The requested disclosure has been added.

Comment 50:

At the end of the fifth paragraph under the section Dividend Investment Plan and Stock Repurchase Program – Dividend Investment Plan for investor convenience, please consider adding a toll-free number.

Response:	The requested disclosure has been added.

Comment 51:	To the extent not disclosed under Dividend Investment Plan and Stock Repurchase Program – Stock Repurchase Program, please disclose information required by the fifth paragraph of Guide 2.

Response:	The disclosure has been revised accordingly.

Comment 52:

Under the section Repurchase of Common Shares; Tender Offers; Conversion to Open-End Fund, in the second sentence where it states “may frequently trade….”, please disclose the information required by Item 5(d) and in the next sentence regarding “substantial discount”, please disclose the requisite vote for conversion (see Guide 4 to Form N-2).

Response:	The disclosure has been revised accordingly.

Comment 53:

In the section Additional Information - Incorporation by Reference, please revise the sentence regarding inactive textual references to carve out information that is explicitly incorporated by reference into the prospectus or Statement of Additional Information, or supplementally explain why it would not be appropriate to do so.

Response:	The disclosure has been removed.

Comment 54:

In the third sentence under Additional Information - Notes Regarding Forward-Looking Statements, delete “neither the fund nor any other person assumes responsibility for the accuracy and completeness of such statements”.

Response:	The disclosure has been revised accordingly.

Comment 55:

In Additional Information - Notes Regarding Forward-Looking Statements, please revise and clearly disclose that notwithstanding the safe harbor provision for forward-looking statements that under the private securities reform act that it does not apply to investment companies such as the Fund.

Response:	The disclosure has been revised accordingly.

Comment 56:	Under Additional Information – Available Information, please delete each statement that it is “being qualified”,

Response:	The disclosure has been revised accordingly.

STATEMENT OF ADDITION INFORMATION (SAI) COMMENTS:

Comment 57:	Please revise the first sentence of the second paragraph under Additional Investment Policies to except out borrowing for the fundamental percentage limitation that applies on an on-going basis.

Response:	The disclosure has been revised accordingly.

Comment 58:

Please expand on the discussion in Additional Investment Policies – Fundamental Restrictions regarding the limitations of senior securities under the 1940 Act, including the issuance of preferred shares.

Response:

The Registrant observes that the above-referenced disclosure involves a fundamental policy of the Fund that tracks the requirements of Section 8(b) of the 1940 Act. Section 8(b) requires a statement “briefly” indicating the extent the registrant intends to engage in issuance of senior securities. The Registrant therefore respectfully declines to make the requested change.

Comment 59:

Revise the language in the Additional Investment Policies – Fundamental Restrictions discussion of senior securities regarding the 1940 Act and staff position on segregation. This is now obsolete in the light of Rule 18f-4 changes.

Response:	The disclosure has been revised accordingly.

Comment 60:	In About Fund Investments - Other Strategic and Investment Measures, please delete the phrase in (iii) since the Fund is not an open-end fund.

Response:	The phrase in (iii) has been revised to eliminate reference to the Fund accepting redemption requests.

Comment 61:	Please revise the Fund Governance - Compensation from the Fund table to include the information required by Item 18.13.a. of Form N-2.

Response:	The table has been revised accordingly.

Comment 62:	In the last sentence of the first paragraph under Other Information, remove the disclosure with respect to “qualified in its entirety.”

Response:	The disclosure has been revised accordingly.

Comment 63:

Revise the following disclosure to eliminate the italicized portion: “The information incorporated by reference is considered to be part of this Prospectus, and later information that the Fund files with the SEC will automatically update and supersede this information.”

Response:	The disclosure has been revised accordingly.

PART C COMMENTS:

Comment 64:

Please supplementally confirm that the Fund will file the current underwriting agreement and any other material agreement related to the underwriting arrangements. Additionally, ensure any exhibit that is incorporated by reference is the executed, final version rather than a form of. See General Instruction 3 to Item 25.

Response:	The Fund confirms that the Fund will file the current underwriting agreement, which is the only current agreement related to the Fund’s current underwriting arrangement.

Comment 65:	In the discussion under the heading Undertakings, please add the required disclosure pursuant to Item 34.3 and Item 34.6.

Response:	The requested disclosure has been added.

Comment 66:	Per Rule 483(b), each power of attorney must relate to this specific registration statement. Please refile the POAs.

Response:	The Fund will refile the powers of attorney.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

Joseph D’Alessandro

Assistant Secretary

Columbia Seligman Premium Technology Growth Fund, Inc.